UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TFC Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872388103
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Mitchell Sacks
                         Grand Slam Capital Partners, LP
                                One Bridge Plaza
                               Fort Lee, NJ 07024
                                 (201) 346-4335
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 9, 2002
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                                                    SCHEDULE 13D

CUSIP NO.  872388103
================================================================================
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam Capital Partners, LP                  IRS # 22-3779125
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0

      NUMBER OF         ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                650,000
        EACH
      REPORTING         ------ -------------------------------------------------
       PERSON           9      SOLE DISPOSITIVE POWER
        WITH
                               0
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               650,000
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          650,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           PN
================================================================================

CUSIP NO.  872388103
================================================================================
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

        Grand Slam General Partners, LLC.                  IRS # 22-3779101
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                         (B)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0

      NUMBER OF         ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                650,000
         EACH
      REPORTING         ------ -------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               0
                        ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               650,000
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   650,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           HC
================================================================================

         Item 1.      SECURITY AND ISSUER.

         The title of the class of equity  securities to which this statement on
Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share, of TFC Enterprises, Inc. (the "Common Stock"), a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 5425 Robin Hood Road, Suite 101 B, Norfolk, Virginia 23513.

         Item 2.      IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Grand Slam Capital Partners, LP, a Delaware limited partnership (the "Grand Slam Capital Partners"), for and on behalf of itself. Grand Slam Capital Partners was organized for the purpose of acquiring and managing assets. This Statement also is being filed by Grand Slam General Partners, LLC, a Delaware limited liability company ("Grand Slam General Partners," together with Grand Slam Capital Partners, the "Reporting Parties"), which serves as the general partner of Grand Slam Capital Partners. As such, Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners and to beneficially own the shares of Common Stock being reported on this Statement by Grand Slam Capital Partners.

         (b) The address of the principal offices of each of Grand Slam Capital Partners and Grand Slam General Partners is One Bridge Plaza, Fort Lee, NJ 07024.

         (c) Attached as Exhibit A is the name of the general partner of Grand Slam Capital Partners and its business address. Attached as Exhibit B are the names of the managers of Grand Slam General Partners, their business addresses and principal occupations.

         (d)      During  the  last  five  years,  neither  Grand  Slam  Capital
Partners nor any person listed on Exhibit A has been convicted in a criminal proceeding. During the last five years neither Grand Slam General Partners nor any person listed on Exhibit B been convicted in a criminal proceeding.

         (e) During the last five years, neither Grand Slam Capital Partners nor any person listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither Grand Slam General Partners nor any person listed on Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for all the shares of Common Stock (the "Shares") that the Reporting Parties are currently deemed to beneficially own is $1,018,872.30. The funds for the purchase of the shares of Common Stock held in the Reporting Parties have come from the working capital of Grand Slam Capital Partners.

         Item 4.      PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired Shares of Common Stock of the Issuer in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Grand Slam Capital Partners anticipates that, from time to time, communicating with the Issuer regarding its business and strategic opportunities, identifying to the Issuer strategic opportunities and alternatives to be considered by the Issuer, Grand Slam Capital Partners may propose, propose to arrange, or identify to the Issuer sources of capital.

         Other than as set forth herein, neither of Grand Slam Capital Partners, nor Grand Slam General Partners, nor any of the entities a persons identified on Exhibit A or Exhibit B has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of
Item 4 of this Statement.

         Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Parties beneficially own 650,000 shares of Common Stock, representing approximately 5.6% of the issued and outstanding shares of Common Stock. The dates and amount of each acquisition of Common Stock is listed on Exhibit C hereto. The percentage ownership of the Reporting Parties in the Issuer's capital stock is based on 11,541,033 issued and outstanding shares of the Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission (the "Commission"). The executive officers and managers of Grand Slam General Partners do not beneficially own any shares of Common Stock. Since Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners, Grand Slam General Partners may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Act of 1934, as amended (the "1934 Act"), to beneficially own the Shares held by Grand Slam Capital Partners.

         (b) The Reporting Parties share the power to vote or direct the vote and to dispose or direct the disposition of the Shares. Since Grand Slam General Partners may be deemed to control, directly or indirectly, Grand Slam Capital Partners, Grand Slam General Partners may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Shares and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the shares of Common Stock held by Grand Slam Capital Partners.

         (c) Except as set forth in Item 3, there have been no transactions in shares of Common Stock during the past sixty days by Grand Slam Capital Partners or Grand Slam General Partners or any person or entity listed on Exhibits A or B to this Statement.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares, owned by Grand Slam Capital Partners except Grand Slam Capital Partners.

         (e)      Not applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                      None.

         Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:   Information   with  respect  to  executive   officers  and
                      managers of Grand Slam General Partners, LLC

         Exhibit B:   Information with respect to Partners of Grand Slam Capital
                      Partners, LP

         Exhibit C:   As described in Item 5

         Exhibit D:   Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 19, 2002      Grand Slam Capital Partners, LP




                              By:     /s/ MITCHELL SACKS
                                 -----------------------------------------------
                                 Name: Mitchell Sacks
                                 Title:   Managing Partner


Dated:   August 19, 2002      Grand Slam General Partners, LLC




                              By:     /s/ MITCHELL SACKS
                                 -----------------------------------------------
                                 Name: Mitchell Sacks
                                 Title: Principal

                                                                       EXHIBIT A

                 INFORMATION WITH RESPECT TO GENERAL PARTNER OF
                         GRAND SLAM CAPITAL PARTNERS, LP

                                  POSITION WITH
NAME AND ADDRESS        GRAND SLAM CAPITAL PARTNERS, LP     PRINCIPAL OCCUPATION


The General Partner of Grand Slam Capital Partners, LP. is Grand Slam General Partners, LLC, a Delaware limited liability company.

                                                                       EXHIBIT B

         INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND MANAGERS OF
                        GRAND SLAM GENERAL PARTNERS, LP

                                  POSITION WITH
NAME AND ADDRESS        GRAND SLAM GENERAL PARTNERS, LLC    PRINCIPAL OCCUPATION


Mitchell Sacks                      Principal              Managing Grand Slam
8 Deer Hill Road                                           Asset Management, LLC
Demarest, New Jersey                                       and Grand Slam
07627                                                      General Partners


Erik Volfing                        Principal              Managing Grand Slam
2445 Kennedy Boulevard                                     Asset Management, LLC
Jersey City, New Jersey  07304                             and Grand Slam
                                                           General Partners


1. Mitchell Sacks is a United States citizen and Erik Volfing is a citizen of Denmark and the business address of each of the named individuals is c/o Grand Slam General Partners, LLC, One Bridge Plaza, Fort Lee, NJ 07024.

                                                                       Exhibit C

                           SCHEDULE OF TRANSACTIONS
                      GRAND SLAM CAPITAL PARTNERS, LP

DATE                            SHARES PURCHASED                 PRICE PER SHARE
--------------------------------------------------------------------------------
4/17/02                              8,000                           $1.4934
4/18/02                              22,000                          $1.5399
4/22/02                              2,500                           $1.6860
4/22/02                              1,000                           $1.6933
4/22/02                              21,000                          $1.7739
4/26/02                              5,000                           $1.6680
4/30/02                              13,300                          $1.7209
5/01/02                              4,600                           $1.6286
5/02/02                              4,200                           $1.6114
7/07/02                              15,000                          $1.6056
5/08/02                              1,000                           $1.6100
5/09/02                              3,500                           $1.6028
5/10/02                              1,500                           $1.6406
5/14/02                              9,800                           $1.5809
5/15/02                              500                             $1.7000
5/24/02                              5,200                           $1.5925
5/28/02                              4,200                           $1.6014
5/29/02                              3,600                           $1.7111
5/31/02                              2,100                           $1.6880
6/03/02                              3,500                           $1.7024
6/04/02                              7,200                           $1.7271
6/05/02                              900                             $1.7411
6/06/02                              3,300                           $1.7560
6/07/02                              8,200                           $1.7506
6/10/02                              9,600                           $1.7857
6/11/02                              5,500                           $1.7918
6/12/02                              4,000                           $1.8033
6/13/02                              1,100                           $1.8890
6/14/02                              100                             $1.9800
6/17/02                              600                             $1.7966
6/19/02                              6,100                           $1.7677
6/19/02                              6,600                           $1.6137
6/20/02                              2,500                           $1.8160
6/20/02                              14,300                          $1.7467
6/21/02                              2,100                           $1.8190
6/24/02                              5,100                           $1.8221
6/25/02                              100                             $1.8800

6/26/02                              3,000                           $1.5403
6/28/02                              3,200                           $1.7425
7/01/02                              1,000                           $1.6800
7/02/02                              300                             $1.7933
7/02/02                              3,700                           $1.6206
7/03/02                              300                             $1.8300
7/05/02                              300                             $1.7733
7/08/02                              2,700                           $1.6204
7/09/02                              1,200                           $1.6091
7/10/02                              9,900                           $1.4816
7/11/02                              11,600                          $1.4732
7/12/02                              13,200                          $1.4340
7/15/02                              9,100                           $1.4647
7/16/02                              5,000                           $1.4608
7/22/02                              100                             $1.5700
7/24/02                              4,200                           $1.0214
7/25/02                              32,000                          $1.2515
7/26/02                              66,000                          $1.3667
7/29/02                              61,200                          $1.3932
7/30/02                              500                             $1.5300
7/31/02                              1,600                           $1.4643
7/31/02                              5,300                           $1.4669
8/01/02                              3,200                           $1.5487
8/02/02                              1,200                           $1.6343
8/02/02                              1,000                           $1.4400
8/05/02                              18,600                          $1.5363
8/06/02                              10,100                          $1.5898
8/07/02                              4,100                           $1.6095
8/07/02                              41,600                          $1.6239
8/08/02                              32,600                          $1.7008
8/09/02                              19,100                          $1.6689
8/12/02                              16,100                          $1.7341
8/13/02                              53,500                          $1.7297
8/15/02                              1,000                           $1.6910
8/19/02                              1,900                           $1.7500

                                                                       EXHIBIT D

                                    AGREEMENT

         The undersigned agree that this Schedule 13D dated August 19, 2002 relating to the Common Stock of TFC Enterprises, Inc. shall be filed on behalf of the undersigned.





Dated:   August 19, 2002      Grand Slam Capital Partners, LP




                              By:     /s/ MITCHELL SACKS
                                 -----------------------------------------------
                                 Name:  Mitchell Sacks
                                 Title: Managing Partner


Dated:   August 19, 2002      Grand Slam General Partners, LLC




                              By:     /s/ MITCHELL SACKS
                                 -----------------------------------------------
                                 Name: Mitchell Sacks
                                   Title: Principal